J.P. Morgan Securities Inc.
277 Park Avenue
New York, New York 10172
July 30, 2007
Via Facsimile
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Carmen Moncada-Terry

Re:	Concho Resources Inc. — Registration Statement on Form S-1
(File No. 333-142315)
Ladies and Gentlemen:
     Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as Representative of the several Underwriters, hereby joins in the request of Concho Resources Inc. that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act at 12:00 p.m, Eastern time, on Wednesday, August 1, 2007, or as soon as practicable thereafter.
     Pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act regarding the distribution of preliminary prospectuses, we hereby advise the Commission that the distribution of the Preliminary Prospectus dated July 18, 2007 (the “Preliminary Prospectus”) commenced July 19, 2007 and continued through August 1, 2007. Twelve thousand five hundred fifty-six (12,556) copies of the Preliminary Prospectus were distributed to prospective underwriters, institutional investors, dealers and others.
[Remainder of the page intentionally left blank]

     In connection with the distribution of the Preliminary Prospectus for the above-mentioned issue, the underwriters have confirmed that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours, J.P. Morgan Securities Inc. For itself and on behalf of the Several Underwriters
By:	/s/ Michael J. Tiedman
	Name:	Michael J. Tiedman
Title: